SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Liquidia Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53635D202
(CUSIP Number)

David Johnson
Caligan Partners LP
780 Third Avenue, 30th Floor
New York, NY 10017
(646) 859-8204

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,994,997 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,994,997 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,994,997 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 53635D202	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 106,132 shares of Common Stock underlying director stock options 20,359 restricted stock units
	8	SHARED VOTING POWER 6,994,997 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 106,132 shares of Common Stock underlying director stock options 20,359 restricted stock units
	10	SHARED DISPOSITIVE POWER 6,994,997 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,994,997 shares of Common Stock 106,132 shares of Common Stock underlying director stock options 20,359 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53635D202	13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a)

This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership (“Caligan”), the investment manager of certain funds (the “Caligan Funds”) and managed accounts (the “Caligan Accounts”, and together with the Caligan Funds, the “Caligan Funds and Accounts”), with respect to the shares of Common Stock held by the Caligan Funds and Accounts; and

(ii) David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan (“Mr. Johnson,” together with Caligan Partners GP LLC and Caligan, the “Caligan Parties”), with respect to the shares of Common Stock held by the Caligan Funds and Accounts.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal business address of each of the Caligan Parties is 780 Third Avenue, 30th Floor, New York, NY 10017.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used a total of approximately $27,468,054 (including brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Caligan Funds and Accounts.

The restricted stock units and director stock options reported herein were acquired by Mr. Johnson for his services rendered to the Issuer as a member of the Issuer's board of directors.

CUSIP No. 53635D202	13D/A	Page 5 of 7 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As disclosed in Item 5(c), effective as of the close of trading on August 30, 2024, certain redeeming investors in a Caligan Fund received a distribution of their pro-rata portion of the shares of the Common Stock of the Issuer held in such Caligan Fund (equating to an aggregate of approximately 4.5% of the Issuer’s outstanding shares of Common Stock).

Caligan and its Managing Partner, Mr. Johnson, a member of the Issuer’s board of directors, remain supportive of the Issuer and its management team in its efforts to commercialize YUTREPIA and bring L606 to market.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 76,793,694 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 7, 2024, and assumes (x) the exercise of the director stock options granted to Mr. Johnson and (y) that the 20,359 shares of Common Stock underlying the restricted stock units reported herein are outstanding.
(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Effective at the close of trading on August 30, 2024, (i) a Caligan Fund effected a pro rata, in-kind distribution of an aggregate of 3,440,948 shares of Common Stock to certain redeeming limited partners for no consideration, (ii) Caligan received 75,000 shares of Common Stock in connection with the termination, pursuant to its terms, of the consulting agreement previously disclosed in Item 6 of the Schedule 13D, and (iii) 150,000 shares of Common Stock were transferred between certain Caligan Funds at the closing price of $9.51.

CUSIP No. 53635D202	13D/A	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplanted by the addition of the following:

Effective as of the close of trading on August 30, 2024, the consulting agreement previously disclosed in Item 6 of the Schedule 13D was terminated pursuant to its terms.

Mr. Johnson has received and currently holds a total of 20,359 restricted stock units in consideration for his service on the board of directors of the Issuer. Mr. Johnson is deemed to hold the securities for the benefit of the Caligan Funds and Accounts.

CUSIP No. 53635D202	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2024

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON